UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

VHP - Special Trust for Jack dtd 12/31/12

c/o William Harris Investors, Inc.

191 N. Wacker Drive

Suite 1500

Chicago, IL 60606

(312) 621-0590

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2015

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: VHP - Special Trust for Jack dtd 12/31/12

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): PF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 25,765

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 25,765

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,765

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 0.1% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015

(14)	Type of Reporting Person (See Instructions): OO (trust)

Note:  All share numbers on these cover pages presented on an as-converted basis.

Item 1.                                                         Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

Item 2.                                                         Identity and Background

(a)                                 This Schedule 13D is being filed by the VHP - Special Trust for Jack dtd 12/31/12, a United States trust (the “Reporting Person”).

Jack R. Polsky and Jonathan Graber (each a “Trustee” and together the “Trustees”), as trustees of the Reporting Person, may be deemed to have or share beneficial ownership of the securities held by the Reporting Person.  Each of the Trustees disclaims any such beneficial ownership.

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s A-Common the Issuer effected certain organizational transactions involving its capital structure (the “Reorganization”), amending and restating the operating agreement of SSE Holdings, LLC, a Delaware limited liability company (“SSE Holdings”) to exchange all then-outstanding membership interests in SSE Holdings for a new class of common membership interests in SSE Holdings (the “LLC Interests”).  In connection with the closing of the IPO the Reporting Person retained its LLC Interests and was issued shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common” and, together with the A-Common and LLC Interests, the “Equity Interests”) on a one-to-one basis with the number of LLC Interests it owned, for nominal consideration.  Shares of B-Common, when combined with an LLC Interest, are redeemable from time to time at the option of the holders thereof for shares of A-Common (or, at the Issuer’s option, for cash) pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement of SSE Holdings (the “SSE Holdings LLC Agreement”), and subject to the expiration of the lock-up period described in Item 4.

As of the date of this statement, the Reporting Person is the record owner of 300 shares of A-Common and 25,465 shares of B-Common.

(b)                                 The business address of each of  the Reporting Person and the Trustees is c/o William Harris Investors, Inc., 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606.

(c)                                  Not applicable.

(d)                                 Neither the Reporting Person nor the Trustees have been convicted in a criminal proceeding during the last five years.

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(e)                                  Neither the Reporting Person nor the Trustees have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)                                   The Reporting Person is organized under the laws of Illinois.

Each of the Trustees is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Initial funding for the acquisition of the Reporting Person’s interests in SSE Holdings which were converted to LLC Interests in the Reorganization was obtained from personal funds.  Funding for the purchase of 300 shares through the Issuer’s directed share program was personal funds.

Item 4.                                                         Purpose of Transaction

The Reporting Person acquired, and presently holds, the Equity Interests for investment purposes.

The Issuer, SSE Holdings, the Reporting Person, and certain other parties (the Reporting Person and such certain other parties, collectively, the “Voting Group”) entered into a Stockholders Agreement (the “Stockholders Agreement”) which was effective as of the closing of the IPO and which contains specific rights, obligations, and agreements of such owners of A-Common and B-Common.

Under the Stockholders Agreement, the members of the Voting Group have agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Issuer’s board of directors and its committees is as required by the Stockholders Agreement.  The Stockholders Agreement is discussed in Item 6, and filed as Exhibit 7.1.

Prior to the closing of the IPO, the Issuer and the owners of SSE Holdings (the “Original SSE Equity Owners”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities.  The Registration Rights Agreement provides the Original SSE Equity Owners certain registration rights with respect to securities of the Issuer.  For further information, see Item 6, and the Registration Rights Agreement filed as Exhibit 7.2.

The Reporting Person has agreed, pursuant to a lock-up agreement with the underwriters to the IPO (the “Lock-up Agreement”), that for 180 days following the date of the prospectus with respect to the IPO it will not, subject to limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Issuer, file with the SEC a registration

CUSIP No. 819047 101	Schedule 13D

statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of A-Common or B-Common, or any securities convertible into or exercisable or exchangeable for shares of A-Common or B-Common.  The Lock-up Agreement is discussed in greater detail in Item 6.

Except as disclosed in this Item, the Reporting Person, does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Person, however, will take such actions with respect to the Reporting Person’s investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5.                                                         Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned

Reporting Person	25,765	0	25,765	0.1%

*All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)                                  The Reporting Person purchased 300 shares under the Issuer’s Directed Share Program.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Immediately prior to the closing of the IPO, the Issuer effectuated the Reorganization (as described more fully in Item 2), resulting in, among other things, the Reporting Person holding LLC Interests.

As stated above, the Reporting Person is a party to the Stockholders Agreement.  The Stockholders Agreement is discussed in Item 4, and is filed as Exhibit 7.1.

Pursuant to the Registration Rights Agreement, the Reporting Person holds “demand” registration rights exercisable commencing 180 days after the closing of the IPO (concurrently with the expiration of the lock-up period), whereby it may require the Issuer to use reasonable

CUSIP No. 819047 101	Schedule 13D

efforts to register either its shares of A-Common received in connection with the IPO, or received in exchange for shares of B-Common and LLC Interests redeemed by the Issuer, for resale under the Securities Act.  The Registration Rights Agreement also provides the Reporting Person with piggyback registration rights.  For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.2.

Pursuant to the Lock-Up Agreement, the Reporting Person has agreed that for 180 days after the closing of the IPO it will not, subject to limited exceptions, take or propose to take actions to transfer to another, all or a portion of the economic consequences of ownership of A-Common, B-Common, or any securities convertible into A-Common or B-Common.  The Lock-Up Agreement is also discussed in Item 4.

The Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with SSE Holdings and the Continuing SSE Equity Owners dated as of the closing of the IPO that provides for the payment by the Issuer to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from redemptions or exchanges of LLC Interests or any prior sales of LLC Interests and (ii) certain other tax benefits.  For further information, see the Tax Receivable Agreement filed as Exhibit 7.3.

The SSE Holdings LLC Agreement provides holders of B-Common and LLC Interests a redemption right to have their B-Common and LLC Interests redeemed for shares of A-Common on a one-for-one basis, or cash (at the Issuer’s discretion), as set forth in the SSE Holdings LLC Agreement.  For further details, please see the SSE Holdings LLC Agreement filed as Exhibit 7.4.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, and the SSE Holdings LLC Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, and 7.4 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Person is not a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                         Material to be Filed as Exhibits

7.1                               Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2                               Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

CUSIP No. 819047 101	Schedule 13D

7.3                               Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

7.4                               Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

24                                  Power of Attorney, dated January 28, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of February 17, 2015

/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for VHP - Special Trust for Jack dtd 12/31/12

CUSIP No. 819047 101	Schedule 13D

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

7.4

Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 28, 2015).

24	Power of Attorney, dated January 28, 2015.